

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

August 30, 2006

Mr. Jim Lawn
Chief Financial Officer
Royal Group Technologies Ltd.
1 Royal Gate Boulevard
Woodbridge, Ontario, Canada L4L 8Z7

> **RE: Form 40-F for the Fiscal Year ended December 31, 2005
> Form 6-K for the Quarters ended March 31, 2006 and June 30, 2006
> File No. 1-14242**

Dear Mr. Lawn:

We have completed our review of your Form 40-F reports and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.

Sincerely,

Nili Shah
Branch Chief